Bitcoin Depot Inc.

3343 Peachtree Road NE, Suite 750

Atlanta, GA 30326

August 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Lulu Cheng
Sonia Bednarowski

Re:	Bitcoin Depot Inc.

Registration Statement on Form S-1

Filed July 17, 2023, as amended

File No. 333-273287

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bitcoin Depot Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), so that it will become effective at 4:30 pm, Eastern Time, on September 1, 2023 or as soon as practicable thereafter.

Please contact Atma Kabad of Kirkland & Ellis LLP, special counsel to the Registrant, at (713) 836-3364 or Billy Vranish of Kirkland & Ellis LLP, special counsel to the Registrant, at (713) 836-3695, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

BITCOIN DEPOT INC.

By:	/s/ Brandon Mintz
Name:	Brandon Mintz
Title:	President and Chief Executive Officer

cc:	Matthew Pacey, P.C. (Kirkland & Ellis LLP)

Atma Kabad (Kirkland & Ellis LLP)

Billy Vranish (Kirkland & Ellis LLP)